DOCUMENT-COUNT>              1
SROS>                        none
FILER>
     CIK>                    0001209709
     CCC>                    yesroi#7
     FILE-NUMBER>            333-102038
/FILER>
DOCUMENT>
     TYPE>                   424B3
     DESCRIPTION>            Citigroup Diversified Futures Fund L.P.
TEXT>

                          Citigroup Managed Futures LLC
                            399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Citigroup Diversified Futures Fund L.P.
         Supplement to Registration Statement on Form S-1
         File No. 333-102038
Ladies and Gentlemen:

     On Behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act 0f 1933, as amended, a Supplement dated September 30, 2003 to the Partnership's final prospectus dated March 27, 2003.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/  Daniel R. McAuliffe, Jr.
     Daniel R. McAuliffe, Jr.
     Chief Financial Officer and
     Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                 September 2003


The redemption net asset value for Citigroup Diversified Futures Fund L.P. was $898.19 per unit at the end of September, down 2.0% for the month.

While the financial markets continued their trading range volatility in September, reflecting the pervasive uncertainty regarding global economic prospects, it was the commodity markets that had the greatest impact on profit and loss results.

Prices in soybeans, soybean meal and oil continued to trend higher due to lower U.S. production and increased global demand provided the most profitable sector for the Fund's advisors for the month. Nearly offsetting these gains were the mark-to-market losses in the energy complex. Crude traded in a $5 range for the month, selling off hard at the outset (including a $2 intra-day down move) against the advisors' long positions, only to return to new highs in the last week of the month. Profits in natural gas were not enough to compensate for the losses in crude oil and products. Metals were positive in September. Most of the profits came from gold, which continued to trend higher.

The currency sector provided valuable profits in September, as short dollar positions benefited from continued weakness in the U.S. dollar. The vast majority of the profits came from the Japanese yen. Global interest rate markets, however, struggled with abnormally high daily ranges without finding sustained direction. Longer duration fixed income futures in the U.S., European and Asia-Pacific regions rallied through the month against the Fund's short positions, and reversed over the last two weeks allowing the advisors to recoup a portion of those losses.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.


Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                           For the Period September 1,
                           Through September 30, 2003

                                                       Percent
                                                     of Average
                                                     Net Assets
Realized losses from trading           $(9,886,974)     (5.33)%
Change in unrealized gains/losses
     from trading                        7,422,127       4.00
                                       -----------      -----
                                        (2,464,847)     (1.33)
Less, Brokerage commissions
     and clearing fees ($36,371)           967,322       0.52
                                       -----------      -----
Net realized and unrealized losses      (3,432,169)     (1.85)
Interest Income                            105,934       0.06
                                       -----------      -----
                                        (3,326,235)     (1.79)
Less, Expenses:
     Management fees                       303,586       0.16
     Other expenses                        115,379       0.07
                                       -----------      -----
                                           418,965       0.23
                                        ----------      ------
Net Loss                                (3,745,200)     (2.02)%
                                                        =====
Additions (327.2680 G.P. units
at August 31, 2003 net asset
value per unit of $916.68)                 300,000
Additions (27,599.5985 L.P. units
at August 31, 2003 net asset
value per unit of $916.68)              25,300,000
Redemptions (283.9371 L.P. units
at September 30, 2003 net asset
value per unit of $898.19)                (255,029)
                                       -----------
Increase in net assets                  21,599,771
Net assets August 31, 2003             161,987,822
                                       -----------
Net assets September 30, 2003         $183,587,593
                                       ===========

Net Asset Value per unit
  ($183,587,593 / 204,993.8635 Units)      $895.58
                                       ===========

Redemption value per unit (Note 1)         $898.19
                                        ===========

Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $898.19.
The net asset value per unit of $895.58 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

 By: /s/ Daniel R. McAuliffe, Jr.
        ---------------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director

   Citigroup Managed Futures LLC
   General Partner, Citigroup
   Diversified Futures Fund L.P.